Exhibit 12.1

MIDCOAST ENERGY PARTNERS, L.P.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	Nine months ended September 30,		December 31,
	2014		2013		(1)	2012		(1)	2011		(1)	2010		(1)	2009		(1)
	(dollars in millions, except ratio amounts)
Consolidated income	$15.9		$53.9			$167.5			$219.2			$157.4			$88.0
Add: Provision for income taxes	2.7		8.3			3.8			2.9			2.6			4.0
Less: Equity in earnings from joint ventures	7.1		(1.0)			—			—			—			—

Income from continuing operations before provision for income taxes and noncontrolling interest	11.5		63.2			171.3			222.1			160.0			92.0
Add: Fixed Charges	13.1		26.0			19.6			10.4			6.7			6.5
Distributed income of equity investees	6.1		—			—			—			—			—
Amortization of capitalized interest	1.0		1.4			1.1			1.2			1.2			1.1
Less: Interest capitalized	0.6		18.5			11.9			3.3			1.9			1.2

Total earnings as adjusted	$31.1		$72.1			$180.1			$230.4			$166.0			$98.4

Fixed Charges
Interest expense—net	$9.7		$1.7			$—			$—			$—			$—
Estimate interest portion of rental expense (33.33%)	2.8		5.8			7.7			7.1			4.8			5.3
Interest capitalized	0.6		18.5		(2)	11.9		(2)	3.3		(2)	1.9		(2)	1.2		(2)

Fixed Charges	$13.1		$26.0			$19.6			$10.4			$6.7			$6.5

Ratio of earnings to fixed charges	2.37	x	2.77	x		9.19	x		22.15	x		24.78	x		15.14	x

(1)	Prior to November 13, 2013 financial information included represents our Predecessor otherwise referred to as Midcoast Operating, L.P..
(2)	Prior to November 13, 2013 our Predecessor otherwise referred to as Midcoast Operating, L.P. had no outstanding debt however recognized intercompany interest expense to the extent such amounts were capitalized as part of its construction projects.